John Hancock Investors Trust

John Hancock Tax-Advantaged Global Shareholder Yield Fund

601 Congress Street

Boston MA 02210

February 18, 2022

VIA EDGAR

Mr. Sonny Oh

Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       John Hancock Investors Trust

File Nos. 333-251350 & 811-04173

John Hancock Tax-Advantaged Global Shareholder Yield Fund

File Nos. 333-251351 & 811-22056

Dear Mr. Oh,

We have reviewed the Staff’s comments on the registration statements filed on the post-effective amendment filing (POS8C) to the Form N-2 on December 28, 2021 (each a “Registration Statement” and together the “Registration Statements”) for the John Hancock Investors Trust and the John Hancock Tax-Advantaged Global Shareholder Yield Fund (each a “Fund” and together the “Funds”). Below is a summary of the comments regarding the Registration Statements provided by the Staff on Thursday, February 10, 2022. We respectfully submit this response letter on behalf of the Funds.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised. It is anticipated that the Funds will seek effectiveness of their respective Registration Statements, as amended, as soon as practicable after the filing of the next post-effective amendment (POS8C). The Funds will, in connection therewith, make the requested representations and file the necessary acceleration request.

Unless otherwise stated herein, defined terms have the same meaning as used by each Fund in its respective Registration Statement.

K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

JOHN HANCOCK TAX-ADVANTAGED GLOBAL SHAREHOLDER YIELD FUND

PROSPECTUS

1.	Comment — Please confirm that, despite the removal of the relevant sub-adviser and certain disclosure related to the Fund’s Options Strategy, the Fund will continue to seek to implement an investment strategy designed to minimize the U.S. federal income tax consequences on income and gains generated by the Fund by selling broad-based index call options that qualify for favorable U.S. federal income tax treatment as “section 1256 contracts” under the Internal Revenue Code of 1986, on which capital gain and loss generally are treated as 60% long-term and 40% short-term, regardless of holding period.

Response — The Fund has removed the disclosure in question.

2.	Comment — The fifth paragraph under “Prospectus Summary—Investment Strategy,” notes that “[t]he MSCI World Index tracks the performance of publicly traded large- and mid-cap stocks of developed market companies.” The prospectus language previously indicated the number of developed markets countries that the index tracks. Please consider including this disclosure.

Response — The Fund will revise the relevant disclosure to read as follows:

“The MSCI World Index ~~tracks the performance of publicly traded~~ captures large~~-~~ and mid~~-~~ cap representation across 23 ~~stocks of~~ developed market ~~companies~~countries.”

3.	Comment — Under “General Risks—Distribution Risk” and “General Risks—Interest Rate Risk,” please delete all references to options if they are part of the Fund’s formerly defined Options Strategy, or explain if they are related to another principal risk.

Response — The Fund has removed the disclosure in question.

4.	Comment — Under “Summary of Fund Expenses,” please complete the disclosure and include a completed fee table.

Response — The Fund will include a completed fee table in the form as in the attached Appendix A.

5.	Comment — Under “Investment Strategies—Additional Portfolio Investments—Put Options,” please confirm that put options are still applicable to the Fund.

Response — The Fund has reviewed and confirms that the references to “put options” in this section remain appropriate.

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6.	Comment — Under “Investment Strategies—Other Investment Policies—ESG Integration,” please include ESG Integration within the Prospectus Summary section of the Prospectus.

Response — Supplementally, the Fund notes that it is not an ESG-themed fund. The use of ESG factors in the investment process is one component among many factors that have been integrated into the research and investing process available to the Fund and its affiliates. Accordingly, the Fund believes the inclusion of this disclosure is appropriate and consistent with Instruction 2 under the General Instructions for Parts A and B of Form N-2 which permits the prospectus to include “more information than called for by this Form, provided the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of required information.”

7.	Comment — Please confirm that the proxy voting policies exhibit includes ESG disclosure.

Response — The Fund confirms the proxy voting policies exhibit includes ESG disclosure, such as, for example, the discussion of the role played by the Manulife IM ESG Research and Integration Team in the proxy voting process.

8.	Comment — Please relocate the final sentence under the “Investment Strategies—Other Investment Policies—ESG Integration,” section to “Risk Factors—General Risks—ESG Integration Risk.”

Response — The Fund has made the requested change.

9.	Comment — Under “Risk Factors—General Risks—ESG Integration Risk,” please identify examples of ESG criteria considered and disclose whether they apply to all investments.

Response — The Fund believes that “ESG Integration Risk” as currently disclosed identifies examples of ESG criteria where it states that “ESG factors may include, but are not limited to, matters regarding board diversity, climate change policies, and supply chain and human rights policies.” Accordingly, the Fund respectfully declines to make any changes in response to this comment.

10.	Comment — Under “Incorporation by Reference,” please revise the disclosure per Instruction F of Form N-2 to clarify whether the Fund is relying on General Instruction A.2 of Form N-2.

Response — The Fund will revise its disclosure under “Incorporation by Reference” to clarify that it is relying upon General Instruction A.2 of Form N-2. The Fund notes that it has included all required items under Instruction F pertaining to a registration statement filed pursuant to General Instruction A.2. The Fund also notes it has selected the box on its registration statement facing page indicating it has filed its registration statement pursuant to General Instruction A.2.

11.	Comment — Under the “Additional Information” section, the disclosure notes that readers should “[s]ee the cover page of this Prospectus for information about how to obtain a paper copy of the Registration or SAI without charge.” Please confirm that the cover page of the Prospectus includes such information.
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Response — In response to this comment, the Fund will revise the disclosure in the penultimate paragraph on the cover page to read as follows:

“A paper copy of the Registration Statement or SAI may be obtained without charge by calling 800-225-6020 (toll-free) or electronically from the SEC’s website at sec.gov.”

STATEMENT OF ADDITIONAL INFORMATION

12.	Comment — Under “Additional Investment Policies and Risks—Illiquid and Restricted Securities Risk,” please delete the first sentence to correspond with the deletion of the same statement in the Prospectus.

Response — The Fund will make the requested change.

13.	Comment — Under “Investment Restrictions—Fundamental Investment Restrictions,” confirm whether the second paragraph after the fundamental investment restrictions regarding securities lending is correctly stated.

Response — The Fund confirms that the second paragraph after the fundamental investment restrictions regarding securities lending is correctly stated.

14.	Comment — Under “Other Investment Policies — Portfolio Turnover,” if applicable and in accordance with Item 17.4, please explain any significant change in the portfolio turnover rate over the past two years.

Response — The Fund notes that the portfolio turnover rate for the Fund for the fiscal year ended October 31, 2021 was 302%, which did not significantly change from the prior year. In response to this comment, the Fund will revise the relevant disclosure to read as follows:

The portfolio turnover rate for the Fund for the fiscal years ended October 31, 2021 and October 31, 2020 was 302% and 301%, respectively.”

15.	Comment — Under “Shareholders of the Fund,” please add a sentence explaining what impact a shareholder with greater than 25% ownership of the fund would have on the voting rights of other security holders.

Response — In response to the Staff’s comment, the Fund will add the following disclosure:

A shareholder who owns beneficially more than 25% of a fund is deemed to be a control person of that fund and can determine the outcome of a shareholder meeting with respect to a proposal directly affecting that share class.

16.	Comment — Under “Reports to Shareholders,” please ensure that proper hyperlinks are included.

Response — The Fund confirms that hyperlinks will be included in the final filing.

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17.	Comment — Please remove the “Legal and Regulatory Matters” section from the Statement of Additional Information of the Registration Statement and add it to Part A of the Registration Statement, as required by Item 12 of Form N-2.

Response — The Fund confirms it will make the requested change.

PART C

18.	Comment — Please add hyperlinks to all exhibits, including Exhibit (p), which does not currently include a hyperlink.

Response — The Fund confirms that hyperlinks will be included in the final filing.

19.	Comment — Please add a new Exhibit (s) as required by Form N-2.

Response — The Fund will make the requested change.

20.	Comment — In Exhibit 2(a), please disclose relevant portions of sections 2.18(a), (b), (d), and (g) of the Fund’s Declaration of Trust, within the Fund’s prospectus. Additionally, please disclose that these provisions do not apply to claims arising under the federal securities laws.

Response — The Fund will add the below disclosure to the Prospectus within the section titled “Certain Provisions in the Declaration of Trust and By-laws.”

The Declaration of Trust also places certain limitations on the ability of a shareholder to sue the Fund or bring a derivative action on behalf of the Fund, except with respect to claims arising under the U.S. federal securities laws. Such limitations include, but are not limited to: (a) the power of the Trustees, in the exercise of their good faith business judgment, to dismiss or terminate any such action, suit, proceeding, dispute, claim or demand; (b) if a shareholder brings a claim in a jurisdiction other than as specified in the Declaration of Trust, the shareholder may be required to reimburse all expenses incurred by the Fund or any other person in effecting a change of venue; (c) shareholders are required to make a pre-suit demand upon the Trustees to bring a derivative action, unless the demanding shareholder(s) make a specific showing that irreparable nonmonetary injury to the Fund that the shareholder(s) could not reasonably have prevented would otherwise result; (d) the Trustees may, in their sole discretion, submit the question of whether to proceed with a derivative action claim to a vote of shareholders of the Fund; and (e) any diminution in the value of a shareholder’s shares, or any other claim arising out of or relating to an allegation regarding the actions, inaction, or omissions of or by the Trustees, the Fund’s officers, or the Adviser is a legal claim belonging only to the Fund and not to the shareholders individually.

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The Declaration of Trust also places limitations on the forum in which claims against or on behalf of the Fund may be heard. Claims against the Fund are required to be brought in the United States District Court for the District of Massachusetts, or to the extent such court does not have jurisdiction then such actions and/or claims shall be brought in the Superior Court of Suffolk County for the Commonwealth of Massachusetts.

JOHN HANCOCK INVESTORS TRUST

PROSPECTUS

21.	Comment — Under “Summary of Fund Expenses,” please complete the disclosure and include a completed fee table.

Response — The Fund will include a completed fee table in the form as in the attached Appendix B.

22.	Comment — Please reconcile the introductory language in “Summary of Fund Expenses—Example” with the corresponding language in the Tax-Advantaged Global Shareholder Yield Fund’s prospectus.

Response — The Fund will make the requested changes to the Tax-Advantaged Global Shareholder Yield Fund’s prospectus to reconcile the introductory language in the “Summary of Fund Expenses—Example”.

23.	Comment — In the fourth paragraph under “Investment Strategies,” regarding the Advisor’s consideration of ESG factors, please briefly identify examples of ESG criteria that are considered and whether the ESG screening process applies to all investments.

Response — The Fund will updated the noted disclosure as reflected below.

The Advisor may also take into consideration environmental, social, and/or governance (“ESG”) factors, alongside other relevant factors, as part of its investment selection process. ESG factors may include, but are not limited to, matters regarding board diversity, climate change policies, and supply chain and human rights policies. The ESG characteristics utilized in the fund’s investment process may change over time and one or more characteristics may not be relevant with respect to all issuers that are eligible fund investments.

24.	Comment — Under “Risk Factors—General Risks—ESG Integration Risk,” please identify examples of ESG criteria considered and disclose whether they apply to all investments.
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Response — The Fund believes that “ESG Integration Risk” as currently disclosed identifies examples of ESG criteria where it states that “ESG factors may include, but are not limited to, matters regarding board diversity, climate change policies, and supply chain and human rights policies.” Accordingly, the Fund respectfully declines to make any changes in response to this comment.

25.	Comment — Under “Incorporation by Reference,” please revise the disclosure per Instruction F of Form N-2 to clarify whether the Fund is relying on General Instruction A.2 of Form N-2.

Response — The Fund will revise its disclosure under “Incorporation by Reference” to clarify that it is relying upon General Instruction A.2 of Form N-2. The Fund notes that it has included all required items under Instruction F pertaining to a registration statement filed pursuant to General Instruction A.2. The Fund also notes it has selected the box on its registration statement facing page indicating it has filed its registration statement pursuant to General Instruction A.2.

STATEMENT OF ADDITIONAL INFORMATION

26.	Comment — Under “Other Investment Policies — Portfolio Turnover,” if applicable and in accordance with Item 17.4, please explain any significant change in the portfolio turnover rate over the past two years.

Response — The Fund notes that the portfolio turnover rate for the Fund for the fiscal year ended October 31, 2021 was 52%, which did not significantly change from the prior year. In response to this comment, the Fund will revise the relevant disclosure to read as follows:

The portfolio turnover rate for the Fund for the fiscal years ended October 31, 2021 and October 31, 2020 was 52% and 62%, respectively.”

27.	Comment — Under “Shareholders of the Fund,” please add a sentence explaining what impact a shareholder with greater than 25% ownership of the fund would have on the voting rights of other security holders.

Response — In response to the Staff’s comment, the Fund has added the following disclosure:

A shareholder who owns beneficially more than 25% of a fund is deemed to be a control person of that fund and can determine the outcome of a shareholder meeting with respect to a proposal directly affecting that share class.

28.	Comment — Under “Reports to Shareholders,” please ensure that proper hyperlinks are included.

Response — The Fund confirms that hyperlinks will be included in the final filing.

29.	Comment — Please remove the “Legal and Regulatory Matters” section from the Statement of Additional Information of the Registration Statement and add it to Part A of the Registration Statement, as required by Item 12 of Form N-2.
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Response — The Fund confirms it will make the requested change.

PART C

30.	Comment — Please add hyperlinks to all exhibits.

Response — The Fund confirms that hyperlinks will be included in the final filing.

31.	Comment — Please add a new Exhibit (s) as required by Form N-2.

Response — The Fund will make the requested change.

32.	Comment — In Exhibit 2(b), please disclose relevant portions of Section 4.10 of the Fund’s By-laws, within the Fund’s prospectus. Additionally, please disclose that these provisions do not apply to claims arising under the federal securities laws.

Response — The Fund will add the below disclosure to the Prospectus within the section titled “Certain Provisions in the Declaration of Trust and By-laws.”

The By-laws also place certain limitations on the ability of a shareholder to sue the Fund or bring a derivative action on behalf of the Fund, except with respect to claims arising under the U.S. federal securities laws. Such limitations include, but are not limited to: (a) the power of the Trustees, in the exercise of their good faith business judgment, to dismiss or terminate any such action, suit, proceeding, dispute, claim or demand; (b) if a shareholder brings a claim in a jurisdiction other than as specified in the By-laws, the shareholder may be required to reimburse all expenses incurred by the Fund or any other person in effecting a change of venue; (c) shareholders are required to make a pre-suit demand upon the Trustees to bring a derivative action, unless the demanding shareholder(s) make a specific showing that irreparable nonmonetary injury to the Fund that the shareholder(s) could not reasonably have prevented would otherwise result; (d) the Trustees may, in their sole discretion, submit the question of whether to proceed with a derivative action claim to a vote of shareholders of the Fund; and (e) any diminution in the value of a shareholder’s shares, or any other claim arising out of or relating to an allegation regarding the actions, inaction, or omissions of or by the Trustees, the Fund’s officers, or the Adviser is a legal claim belonging only to the Fund and not to the shareholders individually.

The By-laws also place limitations on the forum in which claims against or on behalf of the Fund may be heard. Claims against the Fund are required to be brought in the United States District Court for the District of Massachusetts, or to the extent such court does not have jurisdiction then such actions and/or claims shall be brought in the Superior Court of Suffolk County for the Commonwealth of Massachusetts.

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* * * * *

If you have any questions, please call me at (617) 951-9068 or Pablo Man at (617) 951-9209.

Sincerely,

/s/ Trayne S. Wheeler
Trayne S. Wheeler

cc:	Ariel Ayanna, Assistant Secretary of the Funds

Pablo Man, K&L Gates LLP

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APPENDIX A

Shareholder Transaction Expenses
Sales load (as a percentage of offering price) [1]	____%
Offering expenses (as a percentage of offering price) [1]	____%
Dividend Reinvestment Plan fees [2]	None

Annual Expenses (Percentage of Net Assets Attributable to Common Shares)
Management fees [3]	0.90%
Other expenses	0.49%
Total Annual Expenses	1.39%
Contractual expense reimbursement [4]	(0.01)%
Total annual fund operating expenses after expense reimbursements	1.38%

1	If Common Shares are sold to or through underwriters, the Prospectus Supplement will set forth any applicable sales load and the estimated offering expenses.

2	Participants in the Fund’s dividend reinvestment plan do not pay brokerage charges with respect to Common Shares issued directly by the Fund. However, whenever Common Shares are purchased or sold on the NYSE or otherwise on the open market, each participant will pay a pro rata portion of brokerage trading fees, currently $0.05 per share purchased or sold. Brokerage trading fees will be deducted from amounts to be invested. Shareholders participating in the Plan may buy additional Common Shares of the Fund through the Plan at any time and will be charged a $5 transaction fee plus $0.05 per share brokerage trading fee for each order. See “Distribution Policy” and “Dividend Reinvestment Plan” in the accompanying Prospectus.

3	“Management fee” has been restated to reflect the contractual management fee schedule effective August 6, 2021. See “Management of the Fund—The Advisor.”

4	The Advisor contractually agrees to waive a portion of its management fee and/or reimburse expenses for the Fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. During its most recent fiscal year, the Fund’s reimbursement amounted to 0.01% of the Fund’s average daily net assets. This agreement expires on July 31, 2023, unless renewed by mutual agreement of the Fund and the Advisor based upon a determination that this is appropriate under the circumstances at that time.
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APPENDIX B

Shareholder Transaction Expenses
Sales load (as a percentage of offering price) (1)	_____%
Offering expenses (as a percentage of offering price) (1)	_____%
Dividend Reinvestment Plan fees (2)	None
Annual Expenses (Percentage of Net Assets Attributable to Common Shares)
Management fees (3)	0.82%
Interest payments on borrowed funds(4)	0.38%
Other expenses	0.26%
Total Annual Operating Expenses	1.46%
Contractual Expense Reimbursement (5)	(0.01)%
Total Annual Fund Operating Expenses After Expense Reimbursements	1.45%

(1)	If Common Shares are sold to or through underwriters, the Prospectus Supplement will set forth any applicable sales load and the estimated offering expenses.
(2)	Participants in the Fund’s dividend reinvestment plan do not pay brokerage charges with respect to Common Shares issued directly by the Fund. However, whenever Common Shares are purchased or sold on the NYSE or otherwise on the open market, each participant will pay a pro rata portion of brokerage trading fees, currently $0.05 per share purchased or sold. Brokerage trading fees will be deducted from amounts to be invested. Shareholders participating in the Plan may buy additional Common Shares of the Fund through the Plan at any time and will be charged a $5 transaction fee plus $0.05 per share brokerage trading fee for each order. See “Distribution Policy” and “Dividend Reinvestment Plan.”
(3)	See “Management of the Fund—The Advisor.”
(4)	The Fund uses leverage by borrowing under a liquidity agreement. “Interest payments on borrowed funds” includes all interest paid in connection with outstanding loans. See “Other Investment Policies - Borrowing” and “Use of Leverage by the Fund.

(5) The Advisor contractually agrees to waive a portion of its management fee and/or reimburse expenses for the Fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. During its most recent fiscal year, the fund’s reimbursement amounted to 0.01% of the fund’s average daily net assets. This agreement expires on July 31, 2023, unless renewed by mutual agreement of the fund and the Advisor based upon a determination that this is appropriate under the circumstances at that time.

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